Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068
+
T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

June 29, 2018

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 20, 2018
File No. 333-224801

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated June 28, 2018 (the “Comment Letter”), regarding the Company’s Fourth Amendment to the Registration Statement on Form S-1 submitted June 20, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 5 to Registration Statement on Form S-1 with the Commission (the “Fifth Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Fifth Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Jeffrey Gabor

June 29 2018

Form S-1 Filed June 20, 2018

Clinical Evaluation of PRV-031, page 65

1.	We note your response to prior comment 1 and note the article contained at https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3806608/. Please disclose all serious adverse events observed in Protégé and Protégé Encore, as opposed to the most common adverse event or those reported in at least two subjects.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Fifth Amendment in response to the Staff’s comment.

MacroGenics Agreement, page 75

2.	Please revise your disclosure to quantify the aggregate third party obligations milestone payments you assumed pursuant to the Asset Purchase Agreement. These payments appear to constitute a portion of the purchase price you agreed to pay MacroGenics.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Fifth Amendment and elsewhere, in response to the Staff’s comment.

3.	We note your response to comment 2. With respect to the Ancillary Agreements that expire before the end of 2020, please confirm that your PRV-031 development efforts would not violate the other parties’ intellectual property if not for these agreements. Additionally, confirm that you would be able to manufacture PRV-31 without violating the intellectual property rights of the party that licensed the cell line used in manufacturing if you did not assume the license.

Response:

The Company respectfully acknowledges the Staff’s comment. With respect to the Ancillary Agreements that expire before the end of 2020, the Company confirms that its PRV-031 development efforts would not violate the other parties’ intellectual property, even if the Company had not assumed such Ancillary Agreements. In such circumstance, the Company could continue its’ PRV-031 development efforts in reliance on the “safe harbor” provisions of 35 U.S.C. § 271(e)(1) which provide that in the context of the regulatory approval process, patented inventions can be used in certain circumstances without a license and without being considered an act of infringement. Additionally, the Company confirms that if it had not assumed the license, the Company could secure a license to an alternate cell line and could continue to manufacture PRV-031 without material expense or material interruption to the Company’s PRV-031 development efforts.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

SMS:slf

cc:	Ashleigh Palmer